ICE CREAM
SINCE 1976



Taryn Segal · 3rd

CEO/President at Double Rainbow Gourmet Ice Cream

Oakland, California, United States · Contact info

330 connections

Double Rainbow Gourmet Ice Cream

McIntire Business Institute at the University of Virginia

Experience

Double Rainbow Gourmet Ice Cream
12 yrs 3 mos

CEO/President
2013 – Present · 8 yrs

Executive Vice President
Oct 2009 – 2013 · 4 yrs

Director of Budget and Strategic Planning
BRE Properties (an Essex company)
2003 – 2009 · 6 yrs

Mutual Fund Management
BlackRock
1998 – 2002 · 4 yrs

Education

McIntire Business Institute at the University of Virginia
Certificate-Business Fundamentals

Tufts University
Activities and Societies: Tufts University Women's Soccer

Volunteer experience

Member
Economic Development Advisory Committee-City of Emeryville
Jun 2019 – Present • 2 yrs 7 mos

Representing the small business Members. I contribute views and perception from the business sector of Emeryville. Members are responsible for advising on economic development decisions and relaying said board information to the Emeryville City Council.